CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

VIA EDGAR

July 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Mindy Hooker

Re:	CF Finance Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-4

Filed June 28, 2021

File No. 333-256058

Dear Ms. Hooker:

CF Finance Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 1, 2021, regarding our Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-256058, filed with the Commission on June 28, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

S-4/A filed on June 28, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 98

1.	We note your response to prior comment five of our letter dated June 9, 2021; however, given that the merger will be accounted for as a reverse recapitalization with AEye as the accounting acquirer, it appears to us that the expenses incurred by CF III are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or otherwise modify your presentation accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 98 of Amendment No. 2 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of AEye

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 198

2.	Please revise your filing to update your contractual obligations and commitments table to reflect the balances owed at March 31, 2021.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 198 of Amendment No. 2 accordingly.

*      *      *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP

Ellenoff Grossman & Schole LLP

DLA Piper LLP (US)